UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 04, 2006



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 04, 2006 - Acquisition






                                                                  4 October 2006


                   BUNZL MAKES FURTHER ACQUISITION IN THE US


Bunzl plc, the distribution and outsourcing Group, today announces that it has acquired Cole Harford Holding Company from David Fisher and Larry Hoover.

Cole Harford is principally engaged in the supply of foodservice and jan/san disposable products through redistributors. Based in Kansas City with four distribution centres in Dallas, Denver, Phoenix and Columbia, Missouri, revenue in 2005 was $63.5 million. Gross assets acquired are estimated to be $8.4 million.

Commenting on the acquisition, Michael Roney, Chief Executive of Bunzl, said:

"Cole Harford is the fourth acquisition in North America to be announced this year and is in line with our strategy to grow in redistribution. It will further strengthen our business in the foodservice and jan/san sectors in the central region of the US."


Enquiries:

Bunzl plc                                         Finsbury
Michael Roney, Chief Executive                    Roland Rudd
Brian May, Finance Director                       Mark Harris
Tel: 020 7495 4950                                Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: October 04, 2006                        By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer